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                                                                       EXHIBIT 9

                                                           For more information:
                                                                           From:
                                       Tracor, Inc.: Marian Kelley, 512/929-2273
                                                       email: mkelley@tracor.com

            The General Electric Company, p.l.c.: +44 171 493 8484 (Switchboard)
                                 Ben Brewerton (Press Officer), +44 171 306 1352
                 Alasdair Jeffrey (Investor RElations Manager), +44 171 306 1330


TRACOR BOARD RECOMMENDS GEC TENDER OFFER

        AUSTIN, TEXAS, April 27, 1998 -- The Board of Directors of Tracor, Inc. (Nasdaq - TTRR) has unanimously approved the tender offer commenced today by a U.S. subsidiary of The General Electric Company, p.l.c. (GEC) for all outstanding shares of Tracor's common stock at a price of $40 per share in cash. The Board determined that the terms of the offer are fair to, and in the best interests of, the shareholders of Tracor and recommends that all holders of Tracor common stock accept the offer and tender their shares prusuant to the offer.

        Earlier today, the GEC subsidiary commenced the tender offer at $40 in cash per share for all outstanding shares of Tracor's common stock. The initial expiration date for the tender offer is May 22, 1998. Following the close of the tender offer, the GEC subsidiary will be merged into Tracor and any shares of Tracor common stock not purchased by GEC in the tender offer will be automatically converted into the right to receive $40 per share in cash in the merger, subject to applicable dissenters' rights.

        In arriving at its recommendation, the Tracor Board of Directors gave careful consideration to a number of factors, including the opinion, dated April 21, 1998, of BT Wolfensohn, financial adviser to Tracor, to the effect the cash consideration of $40 per share to be received in the offer and the merger is fair from a financial point of view to Tracor's shareholders.

        Morgan Stanley & Co. Incorporated is the Dealer Manager, and Georgeson & Company is the Information Agent for the tender offer.

        The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.
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        Tracor, Inc., based in Austin, Texas, is the 15th largest defense company in the United States with 1997 sales of more than $1.2 billion. The company provides leading-edge technology to government and commercial customers worldwide in the areas of information systems, aerospace, and systems engineering. As one of America's fastest growing defense companies, Tracor employs more than 10,700 people at approximately 150 locations.

        For more information, please visit Tracor's web site at www.tracor.com.